UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 8-K

CURRENT REPORT

Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): February 2, 2023

26 Capital Acquisition Corp.

(Exact name of registrant as specified in its charter)

Delaware	001-39900	85-2695910
(State or Other Jurisdiction	(Commission File Number)	(IRS Employer
of Incorporation)		Identification No.)

OfficeEdge Miami

701 Brickell Avenue, Suite 1550

Miami, Florida 33131

(Address of principal executive office and zip code)

(305) 709-6664

(Registrant’s telephone number, including area code)

Not Applicable

(Former name or former address, if changed since last report)

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

☒	Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐	Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐	Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐	Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Units, each consisting of one share of Class A common stock, par value $0.0001 per share, and one-half of one Redeemable Warrant	ADERU	The Nasdaq Stock Market LLC
Shares of Class A common stock, par value $0.0001 per share, included as part of the Units	ADER	The Nasdaq Stock Market LLC
Redeemable Warrants included as part of the Units	ADERW	The Nasdaq Stock Market LLC

Indicate by check mark whether the registrant is an emerging growth company as defined in Rule 405 of the Securities Act of 1933 or Rule 12b-2 of the Securities Exchange Act of 1934.

Emerging Growth Company ☒

If an emerging growth company, indicate by check mark if the registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Item 8.01	Other Events.

On February 2, 2023, 26 Capital Acquisition Corp. (“26 Capital”) filed a complaint in the Delaware Court of Chancery (the “Delaware Action”) against Tiger Resort Asia Ltd. (“TRA”), Tiger Resort, Leisure and Entertainment, Inc. (“TRLEI”), UE Resorts International, Inc. (“UE Resorts”), and Project Tiger Merger Sub, Inc. (collectively with TRA, TRLEI, and UE Resorts, the “UEC Parties”) seeking a grant of specific performance ordering the UEC Parties to specifically perform their obligations under that certain Agreement and Plan of Merger and Share Acquisition Agreement, by and among the UEC Parties and 26 Capital, dated as of October 15, 2021, as amended (the “Merger and Share Acquisition Agreement”), including using reasonable best efforts to consummate the business combination (the “Business Combination”) in accordance with the terms of the Merger and Share Acquisition Agreement.

The foregoing summary of the Delaware Action is qualified in its entirety by reference to the full text of the Delaware Action, a copy of which is filed with this Current Report on Form 8-K as Exhibit 99.1 and is incorporated herein by reference.

Additional Information and Where to Find It

On May 25, 2022, 26 Capital filed with the Securities and Exchange Commission (“SEC”) a preliminary proxy statement in connection with the proposed Business Combination, which was part of a registration statement filed by UE Resorts. 26 Capital intends to file with the SEC an amended preliminary proxy statement as part of an amended registration statement to be filed by UE Reports (the “Registration Statement”). The Registration Statement will be both the proxy statement to be distributed to holders of shares of 26 Capital’s common stock in connection with 26 Capital’s solicitation of proxies for the vote by 26 Capital’s stockholders with respect to the Business Combination and other matters as may be described in the Registration Statement, as well as the prospectus relating to the offer and sale of the securities of UE Resorts, and will contain certain other related documents. 26 Capital’s stockholders and other interested persons are advised to read, when available, the preliminary proxy statement/prospectus included in the Registration Statement and the amendments thereto and the definitive proxy statement/prospectus, as these materials will contain important information about the parties to the Merger and Share Acquisition Agreement, 26 Capital, UE Resorts and the Business Combination. After the Registration Statement is declared effective, the definitive proxy statement/prospectus will be mailed to stockholders of 26 Capital as of a record date to be established for voting on the Business Combination and other matters as may be described in the Registration Statement. Stockholders will also be able to obtain copies of the proxy statement/prospectus and other documents filed with the SEC that will be incorporated by reference in the proxy statement/prospectus, without charge, once available, at the SEC’s web site at sec.gov, or by directing a request to: 26 Capital Acquisition Corp., 701 Brickell Avenue, Suite 1550, Miami, Florida 33131, Attention: Jason Ader.

Participants in the Solicitation

26 Capital and certain of its directors and executive officers may be deemed participants in the solicitation of proxies from 26 Capital’s stockholders with respect to the Business Combination. A list of the names of those directors and executive officers and a description of their interests in 26 Capital is set forth in 26 Capital’s filings with the SEC (including 26 Capital’s final prospectus related to its initial public offering (File No. 333-251682) declared effective by the SEC on January 14, 2021), and are available free of charge at the SEC’s web site at www.sec.gov, or by directing a request to 26 Capital Acquisition Corp., Inc., 701 Brickell Avenue, Suite 1550, Miami, Florida 33131, Attention: Jason Ader. Additional information regarding the interests of such participants will be contained in the registration/proxy statement for the Business Combination when available.

UE Resorts and certain of its directors and executive officers may also be deemed to be participants in the solicitation of proxies from the stockholders of 26 Capital in connection with the Business Combination. A list of the names of such directors and executive officers and information regarding their interests in the proposed business combination transaction will be included in the Registration Statement.

Forward-Looking Statements

This Current Report on Form 8-K includes “forward-looking statements” within the meaning of the “safe harbor” provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements are provided for illustrative purposes only and are not intended to serve as, and must not be relied on by any investor as, a guarantee, an assurance, a prediction or a definitive statement of fact or probability. 26 Capital’s and UE Resorts’s actual results may differ from their expectations, estimates, and projections and, consequently, you should not rely on these forward-looking statements as predictions of future events. Words such as “expect,” “estimate,” “project,” “budget,” “forecast,” “anticipate,” “intend,” “plan,” “may,” “will,” “could,” “should,” “believes,” “predicts,” “potential,” “continue,” and similar expressions (or the negative versions of such words or expressions) are intended to identify such forward-looking statements. These forward-looking statements include, without limitation, 26 Capital’s and UE Resorts’s expectations with respect to future performance and anticipated financial impacts of the Business Combination.

These forward-looking statements involve significant risks and uncertainties that could cause the actual results to differ materially, and potentially adversely, from those expressed or implied in the forward-looking statements. Most of these factors are outside 26 Capital’s and UE Resorts’s control and are difficult to predict. Factors that may cause such differences include, but are not limited to: (1) the outcome of any legal proceedings that may be instituted against 26 Capital and/or UE Resorts preceding or following the consummation of the Business Combination; (2) the impact of COVID-19 and related regulatory responses (such as local community quarantine and international travel restrictions) on UE Resorts’s business; (3) the dependence of UE Resorts’s business on its casino gaming license; (4) the inability to maintain the listing of UE Resorts’s common shares on the Nasdaq following the consummation of the Business Combination; (5) the risk that the Business Combination disrupts current plans and operations; (6) the ability to recognize the anticipated benefits of the Business Combination, which may be affected by, among other things, competition, the ability of UE Resorts to grow and manage growth profitably, and retain its key employees; (7) costs related to the Business Combination; (8) changes in applicable laws or regulations; and (9) the possibility that UE Resorts may be adversely affected by other economic, business, and/or competitive factors. The foregoing list of factors is not exclusive. All subsequent written and oral forward-looking statements concerning 26 Capital or UE Resorts, the transactions described herein or other matters attributable to 26 Capital, UE Resorts or any person acting on their behalf are expressly qualified in their entirety by the cautionary statements above. Readers are cautioned not to place undue reliance upon any forward-looking statements, which speak only as of the date made. Each of 26 Capital and UE Resorts expressly disclaims any obligations or undertaking to release publicly any updates or revisions to any forward-looking statements contained herein to reflect any change in their expectations with respect thereto or any change in events, conditions, or circumstances on which any statement is based, except as required by law.

No Offer or Solicitation

This Current Report on Form 8-K shall not constitute a solicitation of a proxy, consent or authorization with respect to any securities or in respect of the Business Combination. This Current Report on Form 8-K shall also not constitute an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any states or jurisdictions in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offering of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act.

Item 9.01	Financial Statements and Exhibits.

(d) Exhibits. The following exhibits are being filed herewith:

99.1	Complaint in 26 Capital Acquisition Corp. v. Tiger Resort Asia Ltd., Tiger Resort, Leisure And Entertainment, Inc., UE Resorts International, Inc., And Project Tiger Merger Sub, Inc., C.A. No. 2023-0128 (Del. Ch.).
104	Cover Page Interactive Data File (embedded within the Inline XBRL document).

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, as amended, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

26 Capital Acquisition Corp.
(Registrant)

February 7, 2023	By:	/s/ Jason Ader
	Name:	Jason Ader
	Title:	Chief Executive Officer

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